EXHIBIT 21.1

SUBSIDIARIES OF DYNEGY HOLDINGS INC.

AS OF DECEMBER 31, 2002

	SUBSIDIARY	STATE OR JURISDICTION OF INCORPORATION
1.	NNGC Holding Company, Inc.	Delaware
2.	CoGen Lyondell, Inc.	Texas
3.	Dynegy Midwest Generation, Inc.	Illinois
4.	Dynegy Catlin Member, Inc.	Delaware
5.	Dynegy Northeast Generation, Inc.	Delaware
6.	DMG Merchant Power	Texas
7.	Dynegy Power Marketing, Inc.	Texas
8.	Dynegy Finance Limited	Delaware
9.	Dynegy Marketing & Trade	Colorado